# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Z Squared Inc., CIK 0001759186
CUSIP: 19207A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 550 SOUTH ANDREWS AVE., STE #700, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 04/30/2026
Amends the filing with accession number 0001683168-26-003462
Filed by CIK 0002115494
Persons authorized to receive notices and communications: Steven Baldassarra, 211 N. Main Street, Greenville, South Carolina (SC), 29601, 954-263-6102

## Reporting persons
- BSG Series CM, LLC (CIK 0002115494): type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by BSG Series CM, LLC (the "Reporting Person") with the Securities and Exchange Commission on 05/04/2026 (the "Original Statement") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Z Squared Inc., a Delaware corporation (the "Issuer"). Except as specifically amended and supplemented hereby, the Original Statement remains unchanged and in full force and effect. Capitalized terms used but not defined herein have the meanings given to them in the Original Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Z Squared Inc.
Address of issuer's principal executive offices: 550 SOUTH ANDREWS AVE., STE #700, Fort Lauderdale, Florida (FL), 33301

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Statement is hereby amended and restated in its entirety as follows: On April 30, 2026 (the "Distribution Date"), the Reporting Person completed a pro rata distribution of all 41,521,276 shares of Common Stock then held by it (the "Distributed Shares") to its members, (the "Members"), in accordance with their respective percentage membership interests in the Reporting Person (the "Distribution"). No consideration was paid or received by the Reporting Person or its Members in connection with the Distribution. Following the Distribution, the Reporting Person has no further investment intent with respect to the Common Stock and does not beneficially own any shares of Common Stock of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

Following the Distribution, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer and has no voting power or dispositive power with respect to any such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: The Distribution, as described in Item 4 above, was the only transaction in the Common Stock effected by the Reporting Person during the 60 days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Distribution, the Reporting Person no longer beneficially owns more than five percent (5%) of the outstanding shares of Common Stock of the Issuer. Accordingly, the Reporting Person's obligation to file reports pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock is hereby terminated, and this Amendment constitutes the final report filed by the Reporting Person pursuant to Section 13(d).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby amended and supplemented to add the following:

Following the Distribution, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

## Signatures
- BSG Series CM, LLC: /s/ Steven Baldassarra, Steven Baldassarra, Chief Executive Officer (05/15/2026)